Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Pricing of Registered Direct Offering of $43.70 Million For Crypto Treasury Strategy

NEW YORK, July 21, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (NASDAQ: MFH) (“Mercurity” or the “Company”), a leading innovator in digital asset treasury and blockchain-enabled financial infrastructure, today announced that it has entered into securities purchase agreements with institutional investors for the purchase and sale of its ordinary shares and warrants to purchase ordinary shares in a registered direct offering. The offering is intended to support the Company’s crypto treasury strategy and its continued development of on-chain financial tools.

Participants in this financing include LTP, Syntax Capital, OGBC Group, and Blockstone Capital, investment and financial services firms operating primarily in the digital assets and blockchain sector.

Under the terms of the agreements, the Company will issue 12,485,715 ordinary shares and 12,485,715 warrants in a registered direct offering. The effective offering price for each ordinary share is $3.50. The warrants will have an exercise price of $3.50 per share and a term of five years. The offering is expected to close on or about July 22, 2025, subject to customary closing conditions.

The offering is being led by D. Boral Capital LLC, acting as sole placement agent. VCL Law LLP is serving as counsel to the Company. Sichenzia Ross Ference Carmel LLP is serving as counsel to the placement agent.

The Company intends to use the net proceeds from the offering to advance its crypto treasury strategy, including ecosystem staking, tokenized yield instruments, and institutional-grade on-chain financial infrastructure, as well as for working capital and general corporate purposes.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-287428), which was previously filed with and declared effective by the U.S. Securities and Exchange Commission (SEC). A prospectus supplement relating to the registered direct offering will be filed with the SEC and available on the SEC’s website at www.sec.gov or be obatined by contacting D. Boral Capital LLC Attention: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, by email dbccapitalmarkets@dboralcapital.com, or by telephone at (212) 970-5150.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation across digital asset management, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com